                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 2002
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                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*
                                          --------


                             Corus Bankshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   220873103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               Robert J. Glickman
                              3959 N. Lincoln Ave.
                               Chicago, IL 60613
                                  773-832-3456
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 8, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)
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CUSIP NO. 220873103
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Robert J. Glickman
    SSN ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,477,255
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,477,255
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,477,255
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Name of Issuer: Corus Bankshares, Inc.

         Class of Equity Security:  Common Stock, $.05 par value

         Address of Executive Offices:

               3959 N. Lincoln Ave.
               Chicago, IL 60613


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name:  Robert J. Glickman

         (b) Business Address:

                  i. 3959 N. Lincoln Ave.
                 ii. Chicago, IL 60613

         (c) Principal Occupation:

                  i. Banker - President and Chief Executive Officer
                 ii. Corus Bankshares, Inc.
                iii. 3959 N. Lincoln Ave.
                 iv. Chicago, IL 60613

         (d) Criminal Convictions:

             a. None

         (e) Civil Proceedings:

             a. None

         (f) Citizenship:

             b. USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 8, 2002, Robert J. Glickman received beneficial ownership of 493,442 shares for no consideration as a distribution from a Grantor Retained Annuity Trust established by Joseph C. Glickman, dated October 8, 1999.

ITEM 4. PURPOSE OF TRANSACTION:

     The Joseph C. Glickman Trust was created and funded for estate planning purposes. Neither the Trust nor Robert Glickman have any plans to cause:

         (1) any extraordinary corporate transactions, such as a merger or reorganization,

         (2) a sale of a material amount of assets of the issuer,

         (3) any changes in the present board of directors or management of the issuer,

         (4) any material change in the present capitalization or dividend policy of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a) aggregate number of shares owned:

               a. 3,477,255 shares

             percentage of class owned:

               24.6%

         (b) number of shares with sole power to vote:

               a. 3,477,255 shares

             number of shares with shared voting power:

               0

             number of shares with sole dispositive power:

               3,477,255 shares

             number of shares with shared dispositive power:

               0

             Robert Glickman has beneficial ownership in the following capacities:

               Robert J. Glickman, personally.............................   2,451,796 shares
               Robert J. Glickman, stock options - See Item 6.............      98,000 shares
               Robert J. Glickman, as Trustee for Grantor Retained
                 Annuity Trust............................................     547,373 shares
               Robert J. Glickman, as Trustee for Kate Glickman...........     139,800 shares
               Robert J. Glickman, as Trustee for Adam Glickman...........      90,750 shares
               Robert J. Glickman, as Trustee for Joseph A. Glickman......     100,410 shares
               As officer of a charitable foundation......................      49,126 shares
                                                                             ----------------
                                              Total.......................   3,477,255 shares

          (c) any transactions in the common stock of Corus Bankshares during the past 60 days: None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Corus Bankshares granted Robert J. Glickman, the option to acquire 330,000 shares of common stock at $34.38 per share. The expiration dates range from 2009 to 2012. 98,000 shares are vested as of this date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:  NONE

                                   SIGNATURES


After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 9, 2002



/s/ ROBERT J. GLICKMAN
-------------------------------------
Signature - Robert J. Glickman